Stratifund



Overview
Team
MINIMUM INVESTMENT:
TYPE OF OFFERING: Reg A+
STRATIFUND RATING
LAST 12 MO. SALES: $3.1MM
VALUATION: $50MM Post Money Max
AMOUNT SEEKING: $20MM
COMPANY STAGE: Growth
Profile
CATEGORY RATINGS
Team
Industry
Competition
Differentiation
Stratifund

EQUITY CROWDFUNDING ("ECF"): WHAT IS IT?

A mechanism enabling broad groups of investors to fund startups online in return for an equity stake in the business.

The 2012 JOBS act laid the framework for US equity crowdfunding, creating 3 new categories:

Title II

- Effective **September 2013**
- Allows companies to publicly advertise they are looking to raise money online.
- Only accredited investors.
- 1,400 companies raised > $600 million in first 2 years

Regulation A+ ("mini IPO")

- Effective **June 2015**
- Allows companies to raise up to $50m with reduced SEC requirements compared to traditional IPOs.
- **Anyone can partake.**
- Slower adoption, a main driver believed to be the 4-8 months to complete a filing

Title III

- Effective **May 2016**
- 'Regulation crowdfunding' allows startups to raise up to $1m online with minimal SEC oversight.
- **Anyone can partake.**
- 30+ active company offerings filed during the first week.

Stratifund *initial focus*

Stratifund

THE JOBS ACT & CROWDFUNDING TIMELINE

2009 – **Kickstarter launches, bringing rewards & donation based crowdfunding mainstream. Since 2009 $2.4B pledged via Kickstarter alone.**

Kickstarter pledges by year (in millions)

2009 $2 → 2012 $300 → 2015 $700

rapid growth

http://icopartners.com/2016/02/2015-in-review/

April 2012 – **Obama signs JOBS act, the framework for equity crowdfunding**

September 2013 – **Title II of the JOBS act allows companies to advertise that they're raising money, launching the industry.** 1,400 companies, > $600 million raised in first 2 years

EarlyShares, CircleUp, FUNDABLE, seedinvest, AngelList

June 2015 – **Regulation A+ (aka 'mini-IPO') allows medium sized companies to raise up to $50m with reduced SEC reporting requirements. Currently 6 campaigns raising $110m.**

Elio Motors raised $17m on platform Start Engine.

May 2016 – **Title III effective: non-accredited investors can invest in startups! More than 30 companies launch campaigns week 1.**

nextseed, start engine, wefunder, seedinvest

Stratifund

WHY SHOULD WE CARE? *Because ECF is about to seriously disrupt traditional financing models and give angel investors and venture capitalists (VC) a run for their money.*

Globally, Crowdfunding already accounts for **more funding than angel investing** and **could surpass VC in 2016**. Crowdfunding portals raised **$35 billion** globally in 2015, up from less than $3 billion in 2012, and is projected to grow to over **$300 billion by 2025**.



Crowdfunding vs VC vs Angel (billions)
50
40
30
20
10
0
2009
2010
2011
2012
2013
2014
2015
$35

Source: Crowdfunder



Crowdfunding growth by type (billions)
35
30
25
20
15
10
5
0
2012
2013
2014
2015
Equity
Lending
Donation/ Rewards

Source: Massolution

If this pace keeps up, equity crowdfunding will surpass VC by 2026 as the leading source of early stage funding.

In the UK, crowdfunding has been so successful that the government has started investing through crowdfunding platforms in order to support job growth and GDP.

Title III/Reg A+ have added an additional 110m households to the eligible startup investor population, previously exclusive to the high net worth & institutions (i.e. accredited investors).

These 110m households represent a new prospective customer base for a new and growing industry.



Eligible US startup investors (millions)
+110
12.4
122.5
Eligible households Before Title III
Eligible households After Title III

Stratifund

WHAT IS THE PROBLEM?

- The everyday investor, and even sophisticated investors, have little or no experience evaluating early stage businesses
- Fraud risk is high and opportunity exists for inexperienced investors to be taken advantage of
- Time & expertise required to properly analyze & understand the risk/opportunity can overwhelming
- Early stage investing bears a different risk profile (liquidity, risk of loss, visibility, dilution, regulatory, finance, etc.)
- The crowdfunding process is complex & decentralized making finding the right deal challenging

Key challenges for investors:

Not losing all of your money
- "How much should I spend & on how many investments?"

Finding the time
- "How do I find time to properly understand this investment?"

Inherent uncertainty of a new industry
- "What is a Form C filing?"

Lack of skillset
- "What is a convertible note? What is the size of this market?"

Finding the deals
- "Is there a video game company to invest in? An organic restaurant?"

Ability to monitor investments
- "What is a down-round?"

STRATIFUND PROVIDES A SOLUTION

"If you're prepared to invest in a company, then you ought to be able to explain why in simple language that a fifth grader could understand, and quickly enough so the fifth grader won't get bored." **– Peter Lynch**

We are a research & education platform streamlining the equity crowdfunding process to help inform investors


Interactive educational content
An aggregation of all available deals
Research reports & deal ratings
Data collection & investment tracking

A ONE-STOP SHOP FOR EQUITY CROWDFUNDING

- ✓ Learn key terms, concepts, strategies, and interact with other investors
- ✓ Find the investments organized in one place
- ✓ Read independent research reports before investing
- ✓ Collect information on transactions (# of deals, terms, valuations, industries, etc.) and track investments (planned future add)

EXPERIENCED MANAGEMENT TEAM & ADVISORS

Team



Marc Snover
Co-Founder, Co-CEO
FINRA, I-Banking, Target, Notre Dame



Alex Thaler
Co-Founder, Co-CEO
BCG, Life Time Fitness, Wharton, Northwestern



Jeff Yurecko
Co-Founder & CFO
PwC, Deloitte, CFO, UW-Madison



Jason Grey
CTO
Life Time Fitness, CTO, Olson Marketing

Directors & Advisors



Dean Banks
Co-Founder/Board Chair
Google X, Highland Capital, Harvard



Jeff Julkowski
Co-Founder & Director
Chamilia, Morgan Stanley, West Point



Sherwood Neiss
Advisor
JOBS act co-author & industry expert



Jason Best
Advisor
JOBS act co-author & industry expert



Michael Priem
Marketing Advisor
Digital marketing expert

THE CURRENT ECF PROCESS IS COMPLEX & DISAGGRETATED, MAKING FOR AN INEFFICIENT & POOR USER EXPERIENCE

1. Check numerous platforms for interesting deals (and register for all of them)

2. Conduct research (where do I start?)

Google: how to invest in startups

INVESTOPEDIA: What is dilution

3. Understand the offering & the concepts:
   - *How does a convertible note work?*
   - *What's a valuation cap?*
   - *What's an anti-dilution provision?*

4. Invest via the platform

5. Track your investment



A ONE-STOP SHOP TO THE INVESTOR, STREAMLINING THE PROCESS FOR A COMPELLING USER EXPERIENCE


LEARN
(about crowdfunding & investing)
FIND
(all available offerings)
REVIEW
(independent deal reports)
INVEST
(in startup deals)
TRACK
(market data & your investments)
in process of adding functionality

Stratifund 9

A WEB PLATFORM BUILT TO EASILY SCALE & ADD FUNCTIONALITY AS NEEDED


Stratifund
Deals Education Blog About Contact Subscribe Logout My Account
We did the research. You make the deals.
Evaluate equity crowdfunding deals with unbiased details and ratings, all in one place.
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- Built on Drupal open source technology for a cost-effective solution
- Developed with future feature additions in mind, such as portfolio tracking
- Integration with Stripe for payment processing and Google Analytics for data
- Easy to use content management system for uploading new content

Stratifund 10

WE ARE ENTERING A LARGE & GROWING MARKET


Eligible US startup investors (millions)
+110
12.4
122.5
Eligible households Before Title III
Eligible households After Title III

Global equity crowdfunding market
(in billions – ***PRIOR TO TITLE III!***)


0.4
1.1
2.6
2013
2014
2015

After just 1 year Title II

3,361
Number of companies that attempted to raise capital

534
Number of companies that successfully raised capital

$217,700,000
Dollar amount raised

$407,000
Average dollar amount raised

Services & Technology
Most active industries

Stratifund

SCALABLE BUSINESS MODEL TO CAPTURE EXPECTED FUTURE GROWTH & EXPANSION OPPORTUNITIES

	Initial Targeted Opportunities	Future Opportunities
Who Is Our Customer?	• Non-Accredited Investors • Self driven investors looking for new ways to invest • Existing rewards and other Crowdfunders	• Accredited Investors • Financial Advisors • Broker/Dealers • Research Firms • VCs
How Do We Plan to Make Money?	• Selling report subscriptions for $9.99-$14.99 per month to individual investors	• Corporate wide subscriptions • Data collection & analytics • Company advisory/consulting fees • Education coursework • Adversity, follow-on and specialty reports
Who Are Potential Partners?	• Key Advisors: thought leaders in equity crowdfunding • Marketing and PR partners	• Crowdfunding Platforms • Broker/Dealers • Research firms • Investment advisors • Data Aggregators

Stratifund

COMPETITION IS PURSUING SINGULAR OPPORTUNITIES. WE ARE CREATING STICKINESS WITH A COMPREHENSIVE OFFERING.

Aggregation

Combine all available deals on one site

Education

Teach the investor about equity crowdfunding

Deal analysis

Research on the individual deals

Stratifund

Creating value to investors with an integrated offering. In one convenient place, you can access all the deals, read independent research, and learn about equity crowdfunding

WE ARE RAISING CAPITAL TO HELP GROW, ADD USERS, AND FURTHER DEVELOP THE TECHNOLOGY & CONTENT

Uses:
Marketing, further develop technology, add content, and validate recurring revenue model to achieve significant subscription base

Potentially revenue-stage business within months

Raise can last for 12 months+

Sustainable business model with attractive growth, divestment or partnership opportunities in the financial services sector

Milestones for this raise:
Recurring revenue, 3,000+ subscriptions, expand into title II & ancillary opportunities